TRI-VISION INTERNATIONAL LTD./LTEE
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

August 21, 2003


03029689

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4501

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for the three months ended June 30th, 2003 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

TRI-VISION INTERNATIONAL LTD./LTEE

Per: George A. Duguay

GAD/cd

Encl.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

Expressed in thousands of Canadian Dollars

ASSETS	NOTES	As at June 30 2003 $	As at March 31 2003 $
CURRENT			
Cash and cash equivalents		4,097	4,173
Restricted cash equivalents	3	529	371
Restricted term deposits	3	-	158
Accounts receivables		1,592	2,188
Inventories		1,599	1,345
Prepaid expenses		34	34
Taxes recoverable		-	67
		7,851	8,336
Restricted term deposits	3	582	-
Deferred development costs		3,278	3,269
Capital assets, net		152	168
V-Chip license and Patents, net		10,926	11,159
		22,789	22,931
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT			
Accounts payable and accrued liabilities		815	1,043
Customers' deposits		489	262
		1,304	1,325
Government grants payable		495	495
		1,799	1,820
SHAREHOLDERS' EQUITY			
Capital stock	2	33,887	33,783
Contributed surplus		75	75
Deficit		(12,972)	(12,747)
		20,990	21,111
		22.789	22.931

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(UNAUDITED)

Expressed in thousands of Canadian Dollars

	NOTES	For three months ended June 30 2003 $	For three months ended June 30 2002 $
Revenue		2,027	2,782
Cost of sales		1,143	1,320
Gross profit		884	1,462
Selling, general and administrative expenses		464	643
Research and development	4	188	227
		652	870
Income(loss) before interest. foreign exchange gain (loss) & income taxes		232	592
Interest income		14	6
Foreign exchange loss		396	(55)
Income(loss) before income taxes		(150)	653
Provision for current income taxes		75	64
Net income(loss)		(225)	589
Deficit, beginning of period		(12,747)	(13,313)
Deficit, end of the period		(12,972)	(12,724)
Net (loss) income per share		(0.004)	0.011
Net (loss) income per share – fully diluted		(0.004)	0.011

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

Expressed in thousands of Canadian Dollars

	NOTES	For three months ended June 30 2003 $	For nine months ended June 30 2002 $
OPERATING ACTIVITIES:			
Net (loss) income		(225)	589
Add charges to operations not involving cash			
Amortization of capital assets		19	19
Amortization of deferred development costs		138	129
Amortization of V-Chip license and patent		232	232
		164	969
Changes in non-cash working capital balance related to operations			
Account receivable		596	838
Inventories		(254)	(61)
Prepaid expenses		-	24
Accounts payable and accrued liabilities		(228)	(282)
Taxes payable (recoverable)		67	(108)
Customers' deposits		207	112
Cash flow provided by operating activities		552	1,492
INVESTING ACTIVITIES			
Restricted cash equivalents		(301)	-
Restricted term deposits		(123)	(632)
Additions to capital assets		(3)	-
Deferred development costs		(147)	-
Cash flow used in investing activities		(574)	(632)
CASH FLOW FROM FINANCING ACTIVITIES			
Government grants received		-	165
Exercise of share options		103	-
Cash flow from financing activities		103	165
Net Increase in Cash & Cash Equivalents and Restricted cash equivalents during the period		81	1,025
Cash and cash equivalents, beginning of period		4,545	615
Cash, cash equivalent and restricted cash equivalent, end of period		4,626	1,640

See notes to the consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The interim consolidated financial statements include the accounts of Tri-Vision International Ltd/Ltée and its wholly-owned subsidiaries (collectively "the Company"). These interim financial statements should be read in conjunction with the most recently prepared annual financial statements.

These interim consolidated financial statements are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). These policies and methods of applications are the same as the most recent annual statements.

2. CAPITAL STOCK:

Authorized:

Unlimited number of Class "B" preference shares, non-voting, non cumulative discretionary dividends and retractable

Unlimited number of Class "C" preference shares, voting , non-cumulative, redeemable and retractable,

Unlimited number of common shares, No par value

53,830, 313 common shares have been issued for a total of **$ 33,886,986**

Stock options, Warrants and Convertible Securities outstanding:

(a) Stock options to directors

On December 21, 2001 the Company granted stock options to certain directors to acquire 1,950,000 common shares exercisable at a price of $0.245 per share until December 21, 2004. All these stock options were vested and outstanding as at June 30, 2003,

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. The options vested as to one quarter immediately and a further one quarter on the six, twelve and eighteen months anniversaries of the date of grant. These options will expire on November 13, 2004. None of these options were exercised till June 30, 2003.

(b) Stock options to employees

On April 20, 2001, the Company granted an executive, options to acquire 100,000 common shares at an exercise price of $0.46 per share and an additional 100,000 common shares at an exercise price of $1.50 per share with an expiry date of April 20, 2003. 100,000 stock options with an exercise price of $0.46 per share were exercised and all other options were expired unexercised.

(c) Stock options to Century Communications

On June 20, 2002, the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $0.46 per share with an expiry date of June 20, 2003. These options were exercised during the period.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS:

Restricted cash equivalents (term deposits with original maturities of less than 90 days) and restricted term deposits held by the Company at June 30, 2003 mature at various date from September 03, 2003 to January 20, 2003 and are assigned as cash security against an outstanding letter of credit which expires in December, 2003. Although the restricted cash equivalents and restricted term deposits mature, and the letter of credit expires within one year after June 30, 2003, the Company is required to either renew the letter of credit with similar security or set aside cash in

a restricted reserve fund as part of the licensing arrangement (note 8). At June 30, 2003, current liabilities include $529,047 (March 2003-$529,047) relating to such costs which may be paid using the funds held in restricted cash equivalents and restricted term deposits. Accordingly $529,047 (March 2003-$371,440) of the restricted cash equivalents and $nil (March 2003, $157,607) of the restricted term deposit has been classified as current assets.

4. RESEARCH AND DEVELOPMENT:

	June 30 2003 $	June 30 2002 $
Total research and development costs incurred during the year	197	111
Government assistance	-	(13)
	197	98
Deferred development costs	(147)	-
Amortization of deferred development costs	138	129
Net research and development costs incurred during the year	188	227

5. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the cable television (CATV), multimedia and consumer electronic industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and as such are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenues:

	June 30 2003 $	June 30 2002 $
V-Chip licensing and decoder	706	1,290
Converters	8	251
Transmitters	6	91
Cable equipment	1,149	1,080
Other	158	70
	2,027	2,782

A summary of revenue segmented to the customers' country of residence is as follows:

	June 30 2003 $	June 30 2002 $
Canada	230	290
United States	667	233
Japan	669	1,286
West Indies	195	248
Middle East	112	-
Other	154	725
	2,027	2,782

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

6. RELATED PARTY TRANSACTIONS:

(a) During the three months ended June 30, 2003 rent of $45,000 (2001 - $45,000) was paid to Tri-Venture Investments. Some of the partners of Tri-Venture Investments are also the directors of the Company. The Company has leased space for its head office in Scarborough, Ontario. The lease expired on October 31, 1996. Management has agreed to lease the said premises on a month-to-month basis at a minimum rent of $15,000 per month.

(b) During the fiscal year 1999, $140,000 was advanced to a director of the Company of which 71,498 (2002- $71,498) is still outstanding. The advances are unsecured, due on demand, and bear interest at the rate of 8.25% per annum.

(C) During the three months ended June 30, 2003, the Company paid one of its directors of the Company $15,000 (2002 - $15,000) for technical consulting services.

The Company conducted these related party transactions on normal commercial terms and conditions.

7. CONSOLIDATED STATEMENTS OF CASH FLOWS:

	June 30 2003 $	June 30 2002 $
Cash paid for interest expense	-	-
Cash received from interest income	14	6
Cash paid for income taxes	140	181

8. CONTINGENCIES

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company ha earned (from a certain TV manufacturer), from the licensing arrangement and is secured by a letter of credit provided by the Company's bank (note 3). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement.

TRI-VISION INTERNATIONAL LTD./LTEE
MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE MONTHS ENDED JUNE, 2003

The following discussion of the results of operations and financial condition for the three months ended June 30, 2003 should be read in conjunction with the consolidated financial statements and accompanying notes.

Results of Operations

Revenue
Revenue for the three month period ended June 30, 2003 was $2,027,000 compared to $2,782,000 reported in the corresponding three month period of last year. We experience different levels of revenue during different periods of time. Therefore most of the quarters cannot be reasonably compared to prior periods. The year end results on a cumulative basis can provide a better comparison on an annual basis.

Gross Profit Margin
The company's gross profit margin was $884,000 for the three month period ended June, 2003 as compared to $1,462,000 in the corresponding three month period of last year.

Research and Development Costs
Net research and development expenses were $188,000 for the three month period ended June 30, 2003 compared to $227,000 in the corresponding three month period of last year.

Selling, General & Administrative Expenses
Selling, general & administrative expenses were $464,000 for the three month period ended June 30, 2003 compared to $643,000 in the corresponding three month period of last year.

Net Income(loss)
The company reflected a net loss of $225,000 or ($ 0.004 per share) for the three month period ended June 30, 2003 compared to a net profit of $589,000 or ($ 0.011 per share) in the corresponding three month period of last year. The continued trend of increase in value of Canadian dollar as compared to US dollar has negatively impacted the income statement. The exchange loss as at June 30, 2003 was $396,000 as compared to a gain of $55,000 in the corresponding period last year.

Earnings before Interest, Income Tax and Depreciation & Amortization (EBITDA).
EBITDA for the three month period ended June 30, 2003 was $239,000 or ($0.004 per share) as compared to $1,033,000 or ($0.019 per share) in the corresponding three month period of last year.

EBITDA data is provided to better reflect the company's results from operational activities. EBITDA is calculated before interest, income tax, depreciation and amortization. Since EBITDA does not have a standardized meaning prescribed by GAAP, it may not be considered in isolation or as a substitute for (1) net earnings or loss, as an indicator of the operating performance of the Company, or (2) cash flow from operating, investing and financing activities, as a measure of liquidity.

Working Capital
The working capital ratios at June 30, 2003 was 6.02:1 as compared to 6.3:1 as at March 31, 2003, the most recent annual statements. Net working capital and cash flow from operations are satisfactory for the company's current needs.

Liquidity and Capital Resources
The company had a net cash balance of $4,097,000 as at June 30, 2003 compared to a net cash balance of $4,173,000 as at March 31, 2003. Cash flow from operating activities for the three month period ended June 30, 2003 was $552,000 compared to $1,492,000 in the corresponding three month period of last year. Investing activities used $574,000 in three month period ended June 30, 2003 as compared to use of $632,000 in the corresponding three month period of last year. Financing activities generated net cash of $103,000 for three month period ended June 30, 2003 compared to a net cash generation of $165,000 in the corresponding three month period of last year.

Management believes that the company's cash resources will be sufficient to fund its working capital requirements for at least the next 12 months HSBC Bank Canada provides a credit facility of $1,000,000 secured by the assets of the company. The company does not plan any significant capital expenditures and there are no long-term capital requirements at present.

Risk and Uncertainties

The company's future prospects are substantially dependent upon the successful utilization of the v-chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The Markets for the company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the company focuses on research and development to maintain product superiority and introduce state-of-the - art products that are competitively priced.

The company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The company is also dependent on third party manufacturers for the bulk of its products.

The company carries on a significant portion of its business outside of Canada. Therefore the company is exposed to the risk of currency fluctuations which may impact its earnings and cash flows. The company does not hedge its currency risk with the purchase of foreign exchange contracts. However, the risk of decreased revenues and earnings for the company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the company's manufacturing costs are denominated in U.S. dollars.

DISCLOSURE OF OUTSTANDING SHARES DATA

TRI-VISION INTERNATIONAL LTD./LTEE
AS AT June 30, 2003

Designation of securities	Number of Principal Amount Outstanding	If Convertible, Exercisable for Common Shares, Maximum Number of Common Shares Issuable
Common Shares	53,830,313	N/A
Stock Options	2,200,000	2,200,000
TOTAL(Maximum number of Common Shares - fully diluted)		56,030,313

DISCLAIMER

Certain statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.